

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 21, 2009

Via U.S. mail and facsimile

Mr. Neal J. Keating
President and Chief Executive Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended April 3, 2009**
> **Definitive Proxy Statement on Schedule 14A filed February 26, 2009**
> **File No. 000-01093**

Dear Mr. Keating:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Business, page 3</u>

1. We note from your Management's Discussion and Analysis on page 32 that your increased use of cash in operating activities was primarily attributable to higher working capital requirements. In future filings, please discuss your practices, and those of your industry, relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

2. In future filings, please clearly disclose your long-lived assets by geography in accordance with Item 101(d)(1)(ii) of Regulation S-K.

Risk Factors, page 8

3. We note your statement that your "business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below." In future filings, please disclose all known material risk factors.

Properties, page 15

4. We note from page 71, under Note 17 to your consolidated financial statements, that you have rent commitments under various leases for office space, warehouses, land, and buildings. In future filings, please disclose which of your principal properties are not held in fee or are subject to any major encumbrance and describe briefly how these properties are held. See Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Warranty and Contract-Related Matters, page 27

5. Please revise your future filings to include those disclosures required by paragraphs 8-10 of SFAS 5 as well as Question 3 of SAB Topic 5:Y. Your disclosures should include the amount of damages alleged by claimants and an assessment as to whether your risk of loss associated with these contingencies is remote, reasonably possible or probable. To the extent that losses are reasonably possible, your disclosures should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Liquidity and Capital Resources, page 31

6. Your disclosures on pages 67 through 70 show a significant decrease in the funded status of your qualified pension plan from December 31, 2007 to December 31, 2008 as well as a reduction in the percentage of your qualified pension plan assets invested in equity securities. You also indicate on page 31 that you expect a significant increase in pension expense in 2009. Please revise your future filings to discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs. Please also revise your future filings to discuss why your use of an 8% expected rate of return continues to be appropriate for 2008 in light of your current asset allocations at December 31, 2008 and current investment policy for the qualified pension plan.

Financing Arrangements, page 33

7. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please revise your future filings to expand your discussion of financial covenant compliance to also disclose the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Estimates – Goodwill and Other Intangible Assets, page 37

8. Please revise your future filings to provide better insight into your accounting for goodwill and intangible assets by disclosing the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    *   Why management selected the discounted cash flow technique as being the most meaningful in preparing your goodwill impairment analyses;
    *   The extent to which you used any valuation techniques other than the discounted cash flow method, the reasons why any other techniques were used and how you weighted each of the methods, if applicable, used including the basis for that weighting;
    *   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
    *   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
    *   The amount of goodwill recorded for KPP Orlando as of December 31, 2008 which is considered at risk of impairment due to the design and production issues at the facility as described on page 11.

Quantitative and Qualitative Disclosures About Market Risk, page 43

9. In future filings, please provide quantitative information about your exposure to market risk as of the end of the latest fiscal year as required by Item 305(a) of Regulation S-K.

Consolidated Financial Statements

Statements of Operations, page 47

10. Please revise your accounting policy footnote on page 51 in future filings to disclose if you include an allocation of your depreciation and amortization to cost of sales. It is unclear if depreciation and amortization are components of the indirect and overhead charges you include in cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of items shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin (as well as any subtotals intended to represent gross profit), if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Statements of Changes in Shareholders' Equity, page 48

11. Please revise your future filings to disclose the components of accumulated other comprehensive income (loss) as of each balance sheet date as required by paragraph 26 of SFAS 130. Please also revise future filings to disclose for all periods presented the amounts of the reclassification adjustments for each component of other comprehensive income. See paragraph 20 of SFAS 130.

Note 4 – Accounts Receivable, Net, page 57

12. Please expand your disclosures in future filings to quantify the following as required by Rule 5-02.3(c)(4) of Regulation S-X and Financial Reporting Release Section 206:
   • balances billed but not paid by customers under retainage provisions;
   • the amount of billed or unbilled amounts representing claims or other similar items subject to uncertainty; and
   • the amount of retainage, costs in excess of billings, and claims receivable that are expected to be collected in more than one year from the balance sheet date.

Note 9 – Goodwill and Other Intangible Assets, Net, page 60

13. You disclose on page 61 that amortization periods for your intangible assets range from 2-21 years, which appears quite broad. In light of the significance of your current year addition to your total other intangible assets, please disclose the number of years you are using to amortize the $28 million of customer list/relationships acquired during 2008. Please describe for us supplementally and revise future filings to disclose both the industry and company specific assumptions that you relied up on in determining the amortization period for the customer list/relationship intangible asset acquired in 2008.

Note 18 – Commitments and Contingencies, page 71

14. Please revise your discussion of the Moosup groundwater reclassification project and the Ovation environmental remediation matter in future filings to disclose the total anticipated cost of this project (for Moosup only), the total costs accrued to date, the balance sheet classification of accrued amounts, the total costs paid to date, and the range or amount of reasonably possible additional losses. Please refer to SAB Topic 5:Y. Please show us in your supplemental response what the revisions will look like.

Note 19 – Computation of Earnings Per Share, page 74

15. You disclose on page 74 that the computation of diluted earnings per share include the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan. Please tell us and revise your future filings to clarify if you also include the dilutive effect of restricted stock awards in your diluted earnings per share calculations.

Note 20 – Share-Based Arrangements, page 75

16. It appears that your disclosures do not include all of the items required by paragraph 64 and A240 of SFAS 123(R). For example, it appears you have not disclosed the number and weighted average exercise prices for your stock options, restricted stock awards, and stock appreciation rights exerciseable as of December 31, 2008. It also appears that you may not have included the disclosures required by paragraphs A240(c) and A240(d) of SFAS 123(R) for each type of share based arrangements you grant. This list is not intended to be comprehensive. Please review your current disclosures along with the requirements of paragraph 64 and A240 of SFAS 123(R) and revise your future filing disclosures accordingly.

Controls and Procedures

Disclosure Controls and Procedures, page 82

17. Your definition of disclosures controls and procedures is incomplete as it does not include all of the components described in Exchange Act Rule 13a-15(e). In future filings, please either include the completed definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition of disclosure controls and procedures.

Exhibits and Financial Statement Schedules, page 84

18. In future filings, please add your credit agreements and the amendments thereto to the "10" series of exhibits. See Item 601(b)(10) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2009

General

19. Please address the above comments in your interim filings as well.

Condensed Consolidated Financial Statements

Revenue Share Agreement with the Commonwealth of Australia, page 11

20. Please tell us and revise your future filings to describe how you determined the value of the Australian SH-2G(A) Super Seasprite Program inventory and equipment to be $52.7 million upon transfer on February 12, 2009. In addition, please tell us how you considered your agreement to share proceeds from the sale of this inventory with the Commonwealth of Australia in determining both the value assigned to this inventory upon its transfer to you in February 2009 and the need to recognize an additional liability for the Commonwealth's expected portion of the share proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Industrial Distribution Segment, page 19

21. You disclosed on page 30 of your Form 10-K that results for the fourth quarter of 2008 were significantly impacted by the rapid decline in sales to OEMs and a deterioration in capital spending by Maintenance, Repair, and Overhaul organizations. You indicate on page 19 that this trend has continued during the first quarter of 2009. Please show us how you will revise your future filings to explain the extent to which you these trends are expected to continue and the impact that these trends will have upon the Industrial Distribution segment.

22. Please tell us how you considered paragraph 8 of SFAS 144 in determining whether the continued downward trend in the performance of your Industrial Distribution and Precision Products segments has triggered interim impairment testing the segments long lived assets, including goodwill.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 14

Compensation Policies, page 15

Salaries, page 17

23. We note that "[b]ase salaries for Named Executive Officers take into
account…individual performance," among other things, and that your corporate
governance committee provides your compensation committee with an assessment of
your CEO's performance for the year. In future filings, please describe in greater
detail the elements of individual performance that you and your compensation and
corporate governance committees consider in determining your named executive
officers' annual base salaries. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Awards, page 17

24. In future filings, please disclose all specific targets and performance measures or
provide us with a detailed supplemental analysis supporting your conclusion that
disclosure of this information would result in competitive harm such that you may
exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to
the extent disclosure of the quantitative or qualitative performance-related factors
would cause competitive harm, you are required to discuss in your filing how difficult
it will be for you or your named executive officers to achieve the targeted goals.

25. In future filings, please clarify whether failing to meet your budgeted earnings per
share nonetheless results in higher annual cash incentive compensation for your
named executive officers, which your tabular disclosure on page 19 appears to
indicate. If so, please discuss how you determine the cash incentive to pay based on
actual versus budgeted performance, and address how this determination fits into your
overall compensation objectives. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Business Unit Named Executive Officer, page 20

26. We note that the calculation of Mr. Cahill's 2008 annual cash incentive award is
based on (i) predetermined financial goals, which includes growth in earnings and
comparisons between budget, target, and actual return on investment, and (ii)
performance relative to "other factors." In addition, we note your statement that
target ROI "is established for each segment based on its historical performance for
the three previous calendar years." In future filings, please explain how historical
performance from the last three years is taken into account in determining your target
ROI. For example, is target ROI an average of the prior three years' ROI or is it
something different? Please also define growth in earnings and clarify the distinction

between target ROI and budget ROI. See Instruction 5 to Item 402(b) of Regulation S-K.

27. We note your disclosure that "Mr. Cahill's 'other factors' related to <u>acquisitions, achievement of national account wins, and other operational improvement factors</u>." We note also note that achievement of other factors "results in the earning of 'points'" and that "a minimum number of 'points' [must] be accumulated for a cash incentive to be earned." With a view toward disclosure in future filings, please address the following in your response letter:
- Describe the specific "other factors" that affected the calculation of Mr. Cahill's annual cash incentive award;
- Explain how achievement of each "other factor" translates into points; and
- Explain how points are translated into the percentage performance factor based upon which you determine the actual amount of annual cash incentive to pay Mr. Cahill.

See Item 402(b)(1)(v) of Regulation S-K.

<u>Long-Term Incentives, page 20</u>

28. We note that the financial measures you use to determine long-term incentive compensation are three-year average return on total investment, average annual compounded growth in earnings per share, and three-year total return to shareholders. With a view toward future disclosure, please tell us in your response how these measures were calculated. In future filings, please disclose how non-GAAP target levels are calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

29. We note that your long-term incentive awards are based, in part, on comparing your actual financial performance against that of the Russell 2000 Index over a three-year period. We also note that amounts earned for the performance period January 1, 2006 – December 31, 2008 are "not yet determinable." In future filings, please explain why earned long-term incentive awards are not determinable as of the date of your proxy statement. In addition, please discuss how you calculated the amounts accrued for financial statement purposes.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief